SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                                SCANSOURCE, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    806037107
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                                 (CUSIP Number)


                               Copy to:   Stephen A. Cohen, Esq.
Woodland Partners                         Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                          750 Lexington Avenue
Brookville, New York 11545                New York, New York 10022
Telephone (516) 626-3070                  Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 March 23, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------

          1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP
No. 806037107                          13D
================================================================================
 1        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Woodland Partners

================================================================================
 2        Check the Appropriate Box if a Member of a Group*             (a)  |X|

                                                                        (b)  |_|
================================================================================
 3        SEC Use Only

================================================================================
 4        Source of Funds*           WC, OO

================================================================================
 5        Check Box if Disclosure of Legal Proceedings is Required           |_|

================================================================================
 6        Citizenship or Place of Organization                          New York

================================================================================
                     7     Sole Voting Power
                              100,000 shares                                2.1%
                     ===========================================================
     Number of       8     Shared Voting Power
      Shares                  110,000 shares                                2.2%
   Beneficially      ===========================================================
     Owned By        9     Sole Dispositive Power
       Each                   100,000 shares                                2.1%
     Reporting       ===========================================================
      Person         10    Shared Dispositive Power
       With                   110,000 shares                                2.2%
================================================================================
11        Aggregate Amount Beneficially Owned By Each Reporting Person
                                 210,000 shares
================================================================================
12        Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                    |_|
================================================================================
13        Percent of Class Represented by Amount in Row (11)
                                                                            4.3%
================================================================================
14        Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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


CUSIP
No. 806037107                          13D
================================================================================
 1        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Barry Rubenstein

================================================================================
 2        Check the Appropriate Box if a Member of a Group*             (a)  |X|

                                                                        (b)  |_|
================================================================================
 3        SEC Use Only

================================================================================
 4        Source of Funds*           PF, OO

================================================================================
 5        Check Box if Disclosure of Legal Proceedings is Required           |_|

================================================================================
 6        Citizenship or Place of Organization                     United States

================================================================================
                     7     Sole Voting Power
                              50,000 shares                                 1.0%
     Number of       ===========================================================
      Shares         8     Shared Voting Power
   Beneficially               160,000 shares                                3.3%
     Owned By        ===========================================================
       Each          9     Sole Dispositive Power
     Reporting                50,000 shares                                 1.0%
      Person         ===========================================================
       With          10    Shared Dispositive Power
                              160,000 shares
                                                                            3.3%
================================================================================
11        Aggregate Amount Beneficially Owned By Each Reporting Person
                                 210,000 shares
================================================================================
12        Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                    |_|
================================================================================
13        Percent of Class Represented by Amount in Row (11)
                                                                            4.3%
================================================================================
14        Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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


CUSIP
No. 806037107                          13D
================================================================================
 1        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
                               Marilyn Rubenstein

================================================================================
 2        Check the Appropriate Box if a Member of a Group*             (a)  |X|

                                                                        (b)  |_|
================================================================================
 3        SEC Use Only

================================================================================
 4        Source of Funds*           PF, OO

================================================================================
 5        Check Box if Disclosure of Legal Proceedings is Required           |_|

================================================================================
 6        Citizenship or Place of Organization                     United States

================================================================================
                     7     Sole Voting Power
                              40,000 shares                                 0.8%
     Number of       ===========================================================
      Shares         8     Shared Voting Power
   Beneficially               170,000 shares                                3.5%
     Owned By        ===========================================================
       Each          9     Sole Dispositive Power
     Reporting                40,000 shares                                 0.8%
      Person         ===========================================================
       With          10    Shared Dispositive Power
                              170,000 shares                                3.5%
================================================================================
11        Aggregate Amount Beneficially Owned By Each Reporting Person
                                 210,000 shares
================================================================================
12        Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                    |_|
================================================================================
13        Percent of Class Represented by Amount in Row (11)
                                                                            4.3%
================================================================================
14        Type of Reporting Person*
                                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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


CUSIP
No. 806037107                          13D
================================================================================
 1        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
                    The Rubenstein Family Limited Partnership

================================================================================
 2        Check the Appropriate Box if a Member of a Group*             (a)  |X|

                                                                        (b)  |_|
================================================================================
 3        SEC Use Only

================================================================================
 4        Source of Funds*    OO

================================================================================
 5        Check Box if Disclosure of Legal Proceedings is Required           |_|

================================================================================
 6        Citizenship or Place of Organization                          New York

================================================================================
                     7     Sole Voting Power
                              20,000 shares                                 0.4%
     Number of       ===========================================================
      Shares         8     Shared Voting Power
   Beneficially               190,000 shares                                3.9%
     Owned By        ===========================================================
       Each          9     Sole Dispositive Power
     Reporting                20,000 shares                                 0.4%
      Person         ===========================================================
       With          10    Shared Dispositive Power
                              190,000 shares                                3.9%
================================================================================
11        Aggregate Amount Beneficially Owned By Each Reporting Person
                                 210,000 shares
================================================================================
12        Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                    |_|
================================================================================
13        Percent of Class Represented by Amount in Row (11)
                                                                            4.3%
================================================================================
14        Type of Reporting Person*
                                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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


     This statement, dated March 23, 1998, constitutes Amendment No. 3 to the
Schedule 13D, dated March 18, 1994, regarding the reporting persons' ownership of certain securities of ScanSource, Inc. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 3 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 2.   Identity and Background

          The address for Woodland Partners, Barry Rubenstein, Marilyn Rubenstein and the Rubenstein Partnership has been changed to: 68 Wheatley Road, Brookville, New York 11545.

ITEM 5.   Interests in Securities of Issuer.

          (a) The following list sets forth the aggregate number and percentage (based on 4,817,583 shares of Common Stock outstanding as of December 31, 1997 as reported by the Issuer in its Form 10-Q for the period ending December 31, 1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2 of the Schedule, as of March 23, 1998:

                                   Shares of          Percentage of Shares
                                 Common Stock           of Common Stock
Name                          Beneficially Owned(2)   Beneficially Owned(1)
----                          ---------------------   ---------------------
Woodland Partners                  210,000(3)                 4.3%
Barry Rubenstein                   210,000(4)                 4.3%
Marilyn Rubenstein                 210,000(5)                 4.3%
The Rubenstein Partnership         210,000(6)                 4.3%

--------

2 Includes the shares of Common Stock issuable upon the exercise of the Rev-Wood Warrant.

3 Woodland Partners disclaims beneficial ownership of 40,000 shares of Common Stock owned by Marilyn Rubenstein, the 20,000 shares of Common Stock owned by the Rubenstein Partnership, and the 50,000 shares of Common Stock issuable upon the exercise of the Rev-Wood Warrant owned by Barry Rubenstein.

4 90,000 shares of Common Stock beneficially owned by Barry Rubenstein represents his equity interest in Woodland Partners. Includes 50,000 shares of Common Stock issuable upon the exercise of the Rev-Wood Warrant. Mr. Rubenstein disclaims beneficial ownership of the 10,000 shares of Common Stock owned by Woodland Partners (which represents his wife's equity interest in Woodland Partners), and 40,000 shares of Common Stock owned by Marilyn Rubenstein.

5 10,000 shares of Common Stock represents Mrs. Rubenstein's equity interest in Woodland Partners. Mrs. Rubenstein disclaims beneficial ownership of 90,000 shares of Common Stock held by Woodland Partners (which represents her husband's equity interest in Woodland Partners) and 50,000 shares of Common Stock issuable upon the exercise of the Rev-Wood Warrant owned by Barry Rubenstein.

6 The Rubenstein Partnership disclaims beneficial ownership of the 100,000 shares of Common Stock owned by Woodland Partners, the 40,000 shares of Common Stock owned by Marilyn Rubenstein, and the 50,000 shares of Common Stock issuable upon the exercise of the Rev-Wood Warrant owned by Barry Rubenstein.


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


          (b) By virtue of being a general partner of Woodland Partners and a general partner of the Rubenstein Partnership, and by virtue of being the husband of Marilyn Rubenstein, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 160,000 shares of Common Stock, representing approximately 3.3% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 50,000 shares of Common Stock issuable upon the exercise of the Rev-Wood Warrant, representing approximately 1.0% of the outstanding Common Stock.

          Marilyn Rubenstein, by virtue of being a general partner of Woodland Partners and a general partner the Rubenstein Partnership, and by virtue of being the wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 120,000 shares of Common Stock and 50,000 shares of Common Stock issuable upon the exercise of the Rev-Wood Warrant, representing approximately 3.5% of the outstanding Common Stock. Marilyn Rubenstein has sole power to vote and to dispose of 40,000 shares of Common Stock, representing approximately 0.8% of the outstanding Common Stock.

          Woodland Partners has sole power to vote and to dispose of 100,000 shares of Common Stock, representing approximately 2.1% of the outstanding Common Stock. Woodland Partners may be deemed to have shared power to vote and to dispose of 60,000 shares of Common Stock, and 50,000 shares of Common Stock issuable upon the exercise of the Rev-Wood Warrant, representing approximately 2.2% of the outstanding Common Stock.

          The Rubenstein Partnership has sole power to vote and dispose of 20,000 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock. The Rubenstein Partnership may be deemed to have shared power to vote and to dispose of 140,000 shares of Common Stock, and 50,000 shares of Common Stock issuable upon the exercise of the Rev-Wood Warrant, representing approximately 3.9% of the outstanding Common Stock.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e) Effective upon the issuance of approximately 1,400,000 shares of Common Stock by the Issuer in October 1997, the reporting persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock.


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


                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date:     March 27, 1998


                          /s/ Barry Rubenstein
                          --------------------------------------------
                          Barry Rubenstein, individually, as General Partner on behalf of Woodland Partners, and as General Partner on behalf of The Rubenstein Family Limited Partnership


                          /s/ Marilyn Rubenstein
                          --------------------------------------------

                          Marilyn Rubenstein, individually, as General Partner on behalf of Woodland Partners, and as General Partner on behalf of The Rubenstein Family Limited Partnership




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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